

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2012

<u>Via E-mail</u>
John H. Weber
Chief Executive Officer
Remy International, Inc.
600 Corporation Drive
Pendleton, IN 46064

> **Re:     Remy International, Inc.**
> **Amendment No. 3 to the Registration Statement on Form S-1**
> **Filed March 9, 2012**
> **File No. 333-173081**

Dear Mr. Weber:

We have reviewed your response to our letter dated May 20, 2011 and have the following additional comments. Please note that page references refer to the marked version of your filing provided by counsel.

<u>Our Company, page 1</u>

1.  Please file the agreements referenced on page 7 since their positioning here shows their materiality to you and to an investment decision about your securities.

<u>Risk factors, page 13</u>

<u>Changes in the cost and availability of raw materials, page 15</u>

2.  Please revise this risk factor by quantifying the increased costs of rare-earth magnets and commodities. We note in this regard your revised disclosure on pages 48 and 53.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk, Accounting Branch Chief at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director